Exhibit 99.1

Investor Contact:

Michael Callahan, ICR

(203) 682-8311

Michael.Callahan@icrinc.com

Kornit Digital Reports Third Quarter 2019 Results

Highlights

●	Third quarter revenue of $44.6 million, net of $5.1 million attributed to the non-cash impact of warrants, compared to $37.6 million, net of $1.7 million attributed to the non-cash impact of warrants in the prior year period.
●	Significantly higher year-over-year warrants impact as a result of growth in business with our global strategic account and a higher share price in the period.
●	Third quarter 2019 GAAP operating income of $1.4 million; Non-GAAP operating income of $3.4 million net of $5.1 million attributed to the non-cash impact of warrants.
●	Record quarter for industrial system sales, driven by continued adoption of HD platforms and strong demand for new products.
●	Significant business expansion with strategic accounts amid preparation for peak season.
●	Collaborative business development activities with leading brands led to new customer accounts in athleisure and specialty retail categories.

Rosh-Ha’Ayin, Israel – November 18, 2019 – Kornit Digital Ltd. (NASDAQ: KRNT), a leading provider of digital printing solutions for the global printed textile industry, today reported results for the third quarter, ended September 30, 2019.

Ronen Samuel, Kornit Digital’s Chief Executive Officer said, “We are very pleased with our third quarter results as we continue to deliver robust top-line growth driven by our new products introduction, including the innovative and market-leading Atlas, PolyPro, and Presto systems. Our reported sales during the period grew to $44.6 million, inclusive of a $5.1 million impact from warrants, as compared to $37.6 million, with a $1.7 million impact from warrants in the prior year. Importantly, the business volume of products sold evidence an impressive growth year-over-year, which underscores the broad market adoption of our latest generation technologies.”

Samuel added, “We have good momentum with both new and existing customers as they ramp into the peak holiday season and are well positioned for a strong finish to 2020. There is a significant market opportunity ahead of us and we continue to invest in the business through expansion of our go-to-market capabilities, enhancements to our global leadership team, and allocation of incremental capital to drive innovation that will propel Kornit towards our long-term goal of reaching $500 million in run-rate sales exiting 2023.”

The following table compares the adverse, non-cash impact that our outstanding warrants had on our results of operations during the third quarters of 2019 and 2018, respectively:

Third Quarter 2019 Warrants Impact

	Three Months Ended
	September 30,
	2019				2018
	Net of Warrants Impact		Warrants Impact		Net of Warrants Impact		Warrants Impact

Revenue	$44.6	M	$5.1	M	$37.6	M	$1.7	M
Non-GAAP Gross Margin	44.5%		574	bps	51.1%		206	bps
Non-GAAP Operating Margin	7.7%		954	bps	13.0%		367	bps
Non-GAAP Net Margin	8.7%		944	bps	12.9%		368	bps
Non-GAAP Diluted Earnings Per Share	$0.09		$0.12		$0.13		$0.05

Third Quarter 2019 Results of Operations

Third quarter 2019 revenue increased to $44.6 million, net of $5.1 million attributed to the non-cash impact of warrants, compared to $37.6 million, net of $1.7 million attributed to the non-cash impact of warrants in the prior year period. Increased revenue in the quarter was attributable to growth across the Company’s systems portfolio and strong market demand for the recently introduced Atlas, PolyPro, and Presto systems.

On a GAAP basis, third quarter gross profit was $19.5 million, compared to $18.9 million in the prior-year period. Non-GAAP gross profit in the third quarter was $19.9 million, or 44.5% of revenue, compared with $19.2 million, or 51.1% of revenue in the third quarter of 2018. The decrease in gross margin was primarily driven by the increase in impact of warrants and, to a lesser extent, product mix.

On a GAAP basis, total operating expenses in the third quarter were $18.1 million, compared to $15.9 million in the prior year period. Non-GAAP operating expenses in the third quarter increased to $16.4 million, or 36.8% of revenue, compared to $14.3 million, or 38.1% of revenue, in the prior year period.

Third quarter GAAP research and development expenses were $5.6 million, compared to $5.1 million in the prior year period. Third quarter non-GAAP research and development expenses were $5.3 million, or 11.8% of revenue, compared to $4.8 million, or 12.8% of revenue in the prior year period.

Third quarter GAAP sales and marketing expenses were $7.8 million, compared to $6.5 million in the prior year period. Third quarter non-GAAP sales and marketing expenses were $7.1 million, or 16.0% of revenue, compared to $5.9 million, or 15.7% of revenue, in the third quarter of 2018.

Third quarter GAAP general and administrative expenses were $4.7 million, compared to $4.2 million in the prior year period. Third quarter non-GAAP general and administrative expenses were $4.0 million, or 9.0% of revenue, compared to $3.6 million, or 9.6% of revenue, in the prior year period.

On a GAAP basis, third quarter operating income was $1.4 million, compared to the prior year period operating income of $3.1 million. Non-GAAP operating income in the third quarter was $3.4 million or 7.7% of revenue, net of $5.1 million attributed to the non-cash impact of warrants, compared to $4.9 million, net of $1.7 million attributed to the non-cash impact of warrants, or 13.0% of revenue, in the prior year period. Lower non-GAAP operating income compared to the prior year was entirely driven by the non-cash impact of warrants, partially offset by stronger system sales volume during the period.

On a GAAP basis, the Company reported net income of $2.0 million, or $0.05 per diluted share, compared to net income of $3.1 million, or $0.09 per diluted share, in the third quarter of 2018. Non-GAAP net income for the third quarter of 2019 was $3.9 million, or $0.09 per diluted share, net of $0.12 per diluted share attributed to the non-cash impact of warrants, compared to net income of $4.8 million, or $0.13 per diluted share, net of $0.05 per diluted share attributed to the non-cash impact of warrants in the prior year period.

Balance Sheet and Cash Flow

As of September 30, 2019, the Company had cash, deposits and marketable securities of $250.4 million and no long-term debt. Operations had only a minimal net impact on our cash position during the third quarter of 2019, reflecting an increase in DSO.

Fourth-Quarter 2019 Guidance

The Company will discuss the details of its guidance live during its earnings conference call, which will be available for replay via webcast at ir.kornit.com, as referenced below.

Conference Call Information

The Company will host a conference call today at 5:00 p.m. ET, or 0:00 a.m. Israel time, to discuss the results, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-877-407-0792 or +1-201-689-8263. The toll-free Israeli number is 1 809 406 247. The confirmation code is 13695672.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter confirmation code 13695672. The telephonic replay will be available beginning at 8:00 p.m. ET on Monday, November 18, 2019, and will last through 11:59 p.m. ET on Monday, December 2, 2019. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words. These forward-looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the degree of our success in developing, introducing and selling new or improved products and product enhancements including specifically our Poly Pro and Presto products the extent of our ability to consummate sales to large accounts with multi-system delivery plans, the degree of our ability to fill orders for our systems, the extent of our ability to continue to increase sales of our systems, ink and consumables, the extent of our ability to leverage our global infrastructure build-out, the development of the market for digital textile printing, the availability of alternative ink, competition, sales concentration, changes to our relationships with suppliers, the extent of our success in marketing, and those additional factors referred to under “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the U.S. Securities and Exchange Commission on March 26, 2019. Any forward-looking statements in this press release are made as of the date hereof, and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude the impact of share-based compensation expenses, acquisition related expenses, excess cost of acquired inventory, foreign exchange differences associated with ASC 842, amortization of acquired intangible assets, deferred tax impact and restructuring expenses and their tax effect. The purpose of such adjustments is to provide an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These Non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the Non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these Non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies.

About Kornit

Kornit Digital (NASDAQ:KRNT) develops, manufactures and markets industrial digital printing technologies for the garment, apparel and textile industries. Kornit delivers complete solutions, including digital printing systems, inks, consumables, software and after-sales support. Leading the digital direct-to-garment printing market with its exclusive eco-friendly NeoPigment printing process, Kornit caters directly to the changing needs of the textile printing value chain. Kornit’s technology enables innovative business models based on web-to-print, on-demand and mass customization concepts. With its immense experience in the direct-to-garment market, Kornit also offers a revolutionary approach to the roll-to-roll textile printing industry: digitally printing with a single ink set onto multiple types of fabric with no additional finishing processes. Founded in 2003, Kornit Digital is a global company, headquartered in Israel with offices in the USA, Europe and Asia Pacific, and serves customers in more than 100 countries worldwide.

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30,	December 31,
	2019	2018
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$94,670	$74,132
Short-term bank deposit	94,000	5,000
Marketable securities	25,140	3,981
Trade receivables, net	44,854	21,953
Inventory	34,407	30,030
Other accounts receivable and prepaid expenses	5,422	5,660
Total current assets	298,493	140,756

LONG-TERM ASSETS:
Marketable securities	36,549	44,603
Deposits and prepaid expenses	536	744
Severance pay fund	275	351
Deferred taxes	8,209	7,272
Property,plant and equipment, net	16,426	14,994
Operating lease right-of-use assets	13,942	-
Intangible assets, net	2,239	1,011
Goodwill	5,564	5,092
Total long-term assets	83,740	74,067

Total assets	$382,233	$214,823

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$17,335	$16,614
Employees and payroll accruals	9,088	7,932
Deferred revenues and advances from customers	2,470	3,633
Operating lease liabilities	3,470	-
Other payables and accrued expenses	6,290	4,993
Total current liabilities	38,653	33,172

LONG-TERM LIABILITIES:
Accrued severance pay	1,029	1,059
Operating lease liabilities	11,304	-
Other long-term liabilities	1,333	1,456
Total long-term liabilities	13,666	2,515

SHAREHOLDERS’ EQUITY	329,914	179,136

Total liabilities and shareholders’ equity	$382,233	$214,823

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)

Revenues
Products	$110,562	$92,207	$40,696	$33,357
Services	16,069	12,380	3,884	4,234
Total revenues	126,631	104,587	44,580	37,591

Cost of revenues
Products	53,311	39,274	19,102	14,042
Services	19,863	13,571	5,972	4,624
Total cost of revenues	73,174	52,845	25,074	18,666

Gross profit	53,457	51,742	19,506	18,925

Operating expenses:
Research and development	16,386	15,681	5,610	5,092
Selling and marketing	24,322	18,719	7,849	6,518
General and administrative	13,044	12,257	4,688	4,203
Restructuring expenses	-	321	-	55
Total operating	53,752	46,978	18,147	15,868
Operating income (loss)	(295)	4,764	1,359	3,057
Financial income, net	1,127	1,092	582	264
Income before taxes on income	832	5,856	1,941	3,321

Taxes on income (benefit)	6	404	(14)	208
Net income	826	5,452	1,955	3,113

Basic net income per share	$0.02	$0.16	$0.05	$0.09

Weighted average number of shares used in computing basic net income per share	37,208,558	34,372,064	40,471,832	34,513,629

Diluted net income per share	$0.02	$0.16	$0.05	$0.09

Weighted average number of shares used in computing diluted net income per share	38,584,788	35,151,714	42,159,655	35,673,298

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)

GAAP cost of revenues	$73,174	$52,845	$25,074	$18,666
Cost of product recorded for share-based compensation (1)	(419)	(340)	(182)	(151)
Cost of service recorded for share-based compensation (1)	(374)	(268)	(144)	(116)
Intangible assets amortization on cost of product (3)	(75)	(75)	(25)	(25)
Excess cost of product on acquired inventory (a)	(2,790)	-	-	-
Acquisition related expenses (2)	(28)	-	-	-
Non-GAAP cost of revenues	$69,488	$52,162	$24,723	$18,374

GAAP gross profit	$53,457	$51,742	$19,506	$18,925
Gross profit adjustments	3,686	683	351	292
Non-GAAP gross profit	$57,143	$52,425	$19,857	$19,217

GAAP operating expenses	$53,752	$46,978	$18,147	$15,868
Share-based compensation (1)	(3,791)	(3,276)	(1,515)	(1,237)
Acquisition related expenses (2)	(57)	-	-	-
Intangible assets amortization (3)	(532)	(723)	(224)	(241)
Restructuring expenses	-	(321)	-	(55)
Non-GAAP operating expenses	$49,372	$42,658	$16,408	$14,335

GAAP Financial income	$1,127	$1,092	$582	$264
Foreign exchange losses associated with ASC 842	780	-	242	-
Non-GAAP Financial income	$1,907	$1,092	$824	$264

GAAP Taxes on income (benefit)	$6	$404	$(14)	$208
Tax effect on to the above non-GAAP adjustments	933	286	62	105
Tax benefit (b)	807	-	347	-
Non-GAAP Taxes on income	$1,746	$690	$395	$313

GAAP net income	$826	$5,452	$1,955	$3,113
Share-based compensation (1)	4,584	3,884	1,841	1,504
Acquisition related expenses (2)	85	-	-	-
Intangible assets amortization (3)	607	798	249	266
Excess cost of product on acquired inventory (a)	2,790	-	-	-
Restructuring expenses	-	321	-	55
Foreign exchange losses associated with ASC 842	780	-	242	-
Tax effect on to the above non-GAAP adjustments	(933)	(286)	(62)	(105)
Deferred tax benefit based on an Israeli statutory tax rate (b)	(807)	-	(347)	-
Non-GAAP net income	$7,932	$10,169	$3,878	$4,833

GAAP diluted earning per share	$0.02	$0.16	$0.05	$0.09

Non-GAAP diluted earning per share	$0.20	$0.29	$0.09	$0.13

Weighted average number of shares

Shares used in computing GAAP diluted net earning per share	38,584,788	35,151,714	42,159,655	35,673,298

Shares used in computing Non-GAAP diluted net earning per share	38,753,127	35,423,185	42,247,859	35,905,930

(1) Share-based compensation
Cost of product revenues	419	340	182	151
Cost of service revenues	374	268	144	116
Research and development	934	695	334	293
Selling and marketing	1,132	842	496	366
General and administrative	1,725	1,739	685	578
	4,584	3,884	1,841	1,504
(2) Acquisition related expenses
Cost of product revenues	28	-	-	-
Selling and marketing	14	-	-	-
General and administrative	43	-	-	-
	85	-	-	-
(3) Intangible assets amortization
Cost of product revenues	75	75	25	25
Selling and marketing	532	723	224	241
	607	798	249	266

(a)	Consists of charges to cost of revenues for the difference between the higher carrying cost of the acquired inventory from a distributor purchased on February 8, 2019 which was recorded at fair value and the standard cost of the Company’s inventory, which adversely impacts the Company’s gross profit.

(b)	Non cash impact related to the recognition of deferred taxes with respect to carryforward losses in Israel.

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)

Cash flows from operating activities:

Net income	$826	$5,452	$1,955	$3,113
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	3,359	3,603	1,137	1,236
Fair value of warrants deducted from revenues	8,549	3,190	5,143	1,657
Share-based compensation	4,584	3,884	1,841	1,504
Amortization of premium (discount) on marketable securities	(119)	339	(35)	98
Realized gain on sale of marketable securities	(271)	-	-	-
Decrease (increase) in trade receivables	(23,344)	(7,584)	(11,181)	2,557
Decrease (increase) in other receivables and prepaid expenses	405	(2,109)	(345)	(1,587)
Decrease (increase) in inventory	(1,107)	8,919	418	(125)
Decrease in operating leases right-of-use assets	52	-	18	-
Decrease (increase) in deferred taxes, net	(632)	(25)	14	194
Decrease (increase) in other long term assets	204	(88)	-	9
Increase (decrease) in trade payables	447	(233)	(3,335)	1,959
Increase in operating lease liabilities	780	-	242	-
Increase (decrease) in employees and payroll accruals	1,184	521	1,967	(238)
Increase (decrease) in deferred revenues and advances from customers	(1,123)	289	651	(123)
Increase in other payables and accrued expenses	1,654	791	702	588
Increase in accrued severance pay, net	46	198	39	89
Increase (decrease) in other long term liabilities	(123)	155	87	(20)
Loss from sale of property and Equipment	1	-	1	-
Foreign currency translation income on inter company balances with foreign subsidiaries	684	340	673	47

Net cash provided by (used in) operating activities	(3,944)	17,642	(8)	10,958

Cash flows from investing activities:

Purchase of property and equipment	(4,065)	(4,906)	(2,101)	(3,662)
Acquisition of intangible assets and capitalization of software development costs	(799)	-	(149)	-
Proceeds from sale of property and equipment	3	-	3	-
Cash paid in connection with acquisition	(4,715)	-	-	-
Increase in bank deposits	(89,000)	(5,000)	(12,000)	(2,000)
Proceeds from sale of marketable securities	31,445	-	1,000	-
Proceeds from maturity of marketable securities	1,500	3,354	1,000	1,204
Purchase of marketable securities	(44,599)	(16,680)	-	(10,550)

Net cash used in investing activities	(110,230)	(23,232)	(12,247)	(15,008)

Cash flows from financing activities:

Proceeds from secondary offering, net	129,710	-	(669)	-
Exercise of employee stock options	5,400	1,997	3,131	930
Payment of contingent consideration	(303)	(900)	-	-

Net cash provided by financing activities	134,807	1,097	2,462	930

Foreign currency translation adjustments on cash and cash equivalents	(95)	(37)	(87)	(4)
Increase (decrease) in cash and cash equivalents	20,538	(4,530)	(9,880)	(3,124)
Cash and cash equivalents at the beginning of the period	74,132	18,629	104,550	17,223
Cash and cash equivalents at the end of the period	94,670	14,099	94,670	14,099

Non-cash investing and financing activities:

Purchase of property and equipment on credit	359	539	359	539
Inventory transferred to be used as property and equipment	-	591	167	-
Lease liabilities arising from obtaining right-of-use assets	1,333	-	531	-
Capitalization of software development costs	151	-	151	-